CORRESP

                                                                 September 22,
2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:       Jeff Kauten
                 Larry Spirgel
                 Joan Collopy
                 Elizabeth Sandoe
                 Lisa Etheredge
                 Robert Littlepage

       Re:       Palantir Technologies Inc.
                 Amendment No. 3 to Registration Statement on Form S-1 Filed on September 14, 2020
                 File No. 333-248413
                 Amendment No. 4 to Registration Statement on Form S-1 Filed on September 18, 2020
                 File No. 333-248413
                 Amendment No. 5 to Registration Statement on Form S-1 Filed on September 21, 2020
                 File No. 333-248413
                 Amendment No. 6 to Registration Statement on Form S-1 Filed on September 21, 2020
                 File No. 333-248413

Ladies and Gentlemen:

       On behalf of our client, Palantir Technologies Inc. (   Palantir    or
the    Company   ), we submit this letter in response to comments from the
staff
(the    Staff   ) of the Securities and Exchange Commission (the    Commission
 ) contained in its letters dated September 22, 2020, relating to the above referenced Amendments No. 3, 4 and 5 to Registration Statement on Form S-1. We are concurrently submitting via EDGAR this letter and have publicly filed Amendment No. 6 to Registration Statement on Form S-1 (the
Registration Statement   ).

      The Company respectfully advises the Staff that it believes that each of the comments from the Staff has been addressed in the above-referenced Registration Statement.

                                                                        *****

CORRESP

Securities and Exchange Commission
September 22, 2020
Page 2

      Please direct any questions regarding the Company   s responses or the
Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com.


        Sincerely,


        WILSON SONSINI GOODRICH & ROSATI Professional

        Corporation


        /s/ Allison B. Spinner

        Allison B. Spinner

cc:   Alexander C. Karp, Palantir Technologies Inc.
      David Glazer, Palantir Technologies Inc.
      William Ho, Palantir Technologies Inc.
      Matthew Long, Palantir Technologies Inc.
      Sean Stenstrom, Palantir Technologies Inc.
      Justin Laubach, Palantir Technologies Inc.
      Scott Hsu, Palantir Technologies Inc.
      Deeptha Mathavan, Palantir Technologies Inc.

      Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C. Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C. Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C. Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

      Alan F. Denenberg, Davis Polk & Wardwell LLP
      Emily Roberts, Davis Polk & Wardwell LLP